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                          April 6, 2021

       David J. Mazzo, Ph.D
       President and Chief Executive Officer
       CALADRIUS BIOSCIENCES, INC.
       110 Allen Road, Second Floor
       Basking Ridge, NJ 07920

                                                        Re: CALADRIUS
BIOSCIENCES, INC.
                                                            Registration
Statement on Form S-3
                                                            Filed April 1, 2021
                                                            File No. 333-254971

       Dear Mr. Mazzo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jeffrey Schultz, Esq.